Exhibit 99.1
Income Statement by activity
Unaudited

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	111,018	110,836	278	110,595	110,366	318
Cost of revenues	95,295	95,201	190	97,620	97,484	225
Selling, general and other costs	7,568	7,537	31	7,576	7,544	32
Research and development costs	3,274	3,274	—	2,864	2,864	—
Result from investments	316	161	155	143	18	125
Gains on the disposal of investments	13	13	—	—	—	—
Restructuring costs	88	87	1	53	53	—
Net financial expenses	2,016	2,016	—	2,366	2,366	—
Profit before taxes	3,106	2,895	211	259	73	186
Tax expense	1,292	1,270	22	166	147	19
Profit/(loss) from continuing operations	1,814	1,625	189	93	(74)	167
Result from intersegment investments		189		—	167	—
Profit from discontinued operations, net of tax				284	284	21
Net profit	1,814	1,814	189	377	377	188

Adjusted EBIT	6,056	5,844	212	4,794	4,608	186
Adjusted EBIT - discontinued operations	—	—	—	473	446	27
Total Adjusted EBIT	6,056	5,844	212	5,267	5,054	213

Statement of Financial Position by activity
Unaudited

	At December 31, 2016			December 31, 2015 (1)
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	15,222	15,222	—	14,790	14,790	—
Other intangible assets	11,422	11,419	3	9,946	9,943	3
Property, plant and equipment	30,431	30,429	2	27,454	27,452	2
Investments and other financial assets	2,367	2,808	1,073	2,242	2,621	1,009
Deferred tax assets	3,699	3,644	55	4,056	4,005	51
Inventories	12,121	12,121	—	11,351	11,351	—
Assets sold with a buy-back commitment	1,533	1,533	—	1,881	1,881	—
Trade receivables	2,479	2,480	30	2,668	2,669	17
Receivables from financing activities	2,578	884	2,537	2,006	769	1,998
Current tax receivables	299	293	6	405	400	5
Other assets	3,917	3,901	16	3,254	3,235	20
Other financial assets	837	799	38	1,383	1,342	42
Cash and cash equivalents	17,318	17,167	151	20,662	20,528	134
Assets held for sale	120	120	—	5	5	—
Assets held for distribution	—	—	—	3,650	3,365	1,258
TOTAL ASSETS	104,343	102,820	3,911	105,753	104,356	4,539
Equity and Liabilities
Equity	19,353	19,353	1,474	16,968	16,968	1,462
Employee benefits	9,863	9,861	2	10,064	10,062	2
Provisions	15,837	15,826	11	13,792	13,784	8
Deferred tax liabilities	194	194	—	156	156	—
Debt	24,048	22,638	2,293	27,786	26,834	1,768
Trade payables	22,655	22,673	2	21,465	21,472	3
Other financial liabilities	697	690	7	736	736	3
Other liabilities	11,412	11,308	107	10,930	10,838	96
Liabilities held for sale	97	97	—	—	—	—
Liabilities held for distribution	—	—	—	3,584	3,240	1,183
Current tax payables	187	180	15	272	266	14
TOTAL EQUITY AND LIABILITIES	104,343	102,820	3,911	105,753	104,356	4,539

(1) Refer to FCA Annual Report at December 31, 2016 - Notes to Consolidated Financial Statements - Note 2.Basis of Preparation - Reclassifications and adjustment, for information on an adjustment to prior year balances

Statements of Cash Flows by activity
Unaudited

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	1,814	1,814	189	93	93	167
Amortization and depreciation	5,956	5,955	1	5,414	5,413	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	111	58	(136)	830	769	(106)
Dividends received	123	159	—	112	126	—
Change in provisions	1,519	1,518	1	3,206	3,206	—
Change in deferred taxes	389	387	2	(279)	(278)	(1)
Change in items due to buy-back commitments	(95)	(95)	—	6	6	—
Change in working capital	777	767	10	(158)	(127)	(31)
Cash flows from operating activities - discontinued operations[1]	—	—	—	527	495	32
TOTAL	10,594	10,563	67	9,751	9,703	62
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(8,815)	(8,812)	(3)	(8,819)	(8,816)	(3)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries	(116)	(116)	—	(266)	(268)	—
Proceeds from the sale of non-current assets	91	91	—	29	28	1
Net change in receivables from financing activities	(483)	(185)	(298)	410	33	377
Change in current securities	299	301	(2)	(256)	(253)	(3)
Other changes	(15)	(17)	2	28	26	2
Cash flows used in investing activities - discontinued operations	—	—	—	(426)	(372)	(54)
TOTAL	(9,039)	(8,738)	(301)	(9,300)	(9,622)	320

[1]Amortization and depreciation - discontinued operations	—	—	—	275	273	2

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(4,990)	(5,262)	272	(5,788)	(5,353)	(435)
Issuance of Mandatory Convertible Securities and other share issuances	—	—	—	—	—	—
Cash Exit Rights following the merger of Fiat into FCA	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Increase in share capital	18	18	—	10	10	2
Distributions paid	(18)	(18)	(36)	(283)	(284)	(13)
Distribution of certain tax obligations	—	—	—	—	—	—
Other changes (payment debts to Ferrari)	(137)	(137)	—
Acquisition of non-controlling interests	—	—	—	866	866	—
Cash flows from/(used in) financing activities - Discontinued operations	—	—	—	2,067	2,046	21
TOTAL	(5,127)	(5,399)	236	(3,128)	(2,715)	(425)
Translation exchange differences	228	213	15	681	709	(28)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(3,344)	(3,361)	17	(1,996)	(1,925)	(71)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	20,662	20,528	134	22,840	22,627	213
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	17,318	17,167	151	20,844	20,702	142
Cash and cash equivalents at the end of the period - Discontinued operations	—	—	—	182	174	8
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD WITHOUT DISCONTINUED OPERATIONS	17,318	17,167	151	20,662	20,528	134